Obtaining Control of Credit Suisse Large Cap Growth Class B

As of April 30, 2008, Merrill Lynch Pierce Fenner & Smith Inc
("Shareholder") owned 5,647.125 of the Fund, which represented less than 25% of the Fund. As of Oct 31, 2008, Shareholder owned 5,287.125 shares of the Fund, which represented 25.46% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.